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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*



                          Cantab Pharmaceuticals plc
         -------------------------------------------------------------
                                (Name of Issuer)

                    American Depositary Shares representing
               Ordinary Shares, par value (Pounds).05 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   138084108
                   -----------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

-----------------------                                  ---------------------
  CUSIP NO. 138084108                   13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Biotechnology Venture Fund, S.A. (i.l.)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Luxembourg

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,283,331

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,283,331

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,540,000 Ordinary Shares (see Item 4(a) of attached Schedule)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages

-----------------------                                  ---------------------
  CUSIP NO. 138084108                   13G                PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tetraven Fund S.A. (i.l.)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Luxembourg

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            256,669

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             256,669

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,540,000 Ordinary Shares (See Item 4(a) of attached Schedule)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 pages

Item 1(a).   Name of Issuer: Cantab Pharmaceuticals plc.
----------   --------------

Item 1(b).   Address of Issuer's Principal Executive Offices:
----------   -----------------------------------------------
             184 Cambridge Science Park, Milton Road, Cambridge CB4 4GN United
             Kingdom.

Item 2(a).   Name of Person Filing: Biotechnology Venture Fund, S.A. (i.l.)
----------   ---------------------
             ("Biotechnology") and Tetraven Fund S.A. (i.l.) ("Tetraven").

Item 2(b).   Address of Principal Business Office or, if None, Residence: The
----------   -----------------------------------------------------------
             address of the principal business office of Biotechnology and Tetraven is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

Item 2(c).   Citizenship: Each of Biotechnology and Tetraven is a corporation
----------   -----------
             organized under the laws of Luxembourg.

Item 2(d).   Title of Class of Securities: American Depositary Shares
----------   ----------------------------
             representing Ordinary Shares, par value(Pounds).05 per share
             ("Ordinary Shares").

Item 2(e).   CUSIP Number:  138084108.
----------   ------------

Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
-------      -------------------------------------------------------------------
             check whether the person filing is a:
             ------------------------------------

                  (a) [_] Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

                  (b) [_] Bank as defined in Section 3(a)(6) of the Act.

                  (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act.

                  (d) [_] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

                  (e) [_] Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

                  (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                  (g) [_] Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G) of the Act.

                  (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


                               Page 4 of 8 pages

Item 4.           Ownership.
-------           ---------

                  (a) Amount Beneficially Owned: Each of Biotechnology and Tetraven may be deemed to beneficially own 1,540,000 Ordinary Shares as of December 31, 1997.

                       Biotechnology is the record owner of 1,283,331 Ordinary Shares as of December 31, 1997. Tetraven is the record owner of 256,669 Ordinary Shares as of December 31, 1997. (The shares held of record by Biotechnology and Tetraven are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated corporations with the same individuals as liquidators, each of Biotechnology and Tetraven may be deemed to beneficially own all of the Record Shares. Hence, each of Biotechnology and Tetraven may be deemed to beneficially own 1,540,000 Ordinary Shares.

                  (b) Percent of Class: Biotechnology: 9.3% Tetraven: 9.3%. The foregoing percentages are calculated based on the 16,507,330 Ordinary Shares reported by Cantab Pharmaceuticals plc to be outstanding as of December 31, 1997.

                  (c)  Number of shares as to which such person has:

                       (i)    sole power to vote or to direct the vote:
                              Biotechnology:  1,283,331 Ordinary Shares;
                              Tetraven:  256,669 Ordinary Shares.

                       (ii)   shared power to vote or to direct the vote:
                              Biotechnology: 0 Ordinary Shares;
                              Tetraven: 0 Ordinary Shares.

                       (iii) sole power to dispose or to direct the disposition of: Biotechnology: 1,283,331 Ordinary Shares;
                              Tetraven: 256,669 Ordinary Shares.

                       (iv) shared power to dispose or to direct the disposition of: Biotechnology: 0 Ordinary Shares;
                              Tetraven: 0 Ordinary Shares.

                  Each of Biotechnology and Tetraven expressly disclaims beneficial ownership of any Ordinary Shares of Cantab Pharmaceuticals plc, except, in the case of Biotechnology, for the 1,283,331 Ordinary Shares that it holds of record and, in the case of Tetraven, for the 256,669 Ordinary Shares that it holds of record.

Item 5.           Ownership of Five Percent or Less of a Class:
-------           --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person:
                  ------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company:
                  -------

                  Not applicable.



                               Page 5 of 8 pages

Item 8.           Identification and Classification of Members of the Group:
-------           ---------------------------------------------------------

                  Not applicable

Item 9.           Notice of Dissolution of Group:
-------           ------------------------------

                  Not applicable.

Item 10.          Certification:
--------          -------------

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).




                               Page 6 of 8 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 13, 1998


BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By:  /s/ M. Rose DOCK
     ----------------------
     Name:  M. Rose DOCK

Title:  Liquidator
        ----------



By:  /s/ Fernand HEIM
     ----------------------
     Name:  Fernand HEIM

Title:  Mandatory
        ---------



TETRAVEN FUND S.A. (i.l.)

By:  /s/ M. Rose DOCK
     ----------------------
     Name:  M. Rose DOCK

Title:  Liquidator
        ----------


By:  /s/ Fernand HEIM
     ----------------------
     Name:  Fernand HEIM

Title:  Mandatory
        ---------



                               Page 7 of 8 pages

                                                                       Exhibit 1
                                                                       ---------

                                   AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Cantab Pharmaceuticals plc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 13th day of February, 1998.


BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By:  /s/ M. Rose DOCK
     ----------------------
     Name:  M. Rose DOCK

Title:  Liquidator
        ----------


By:  /s/ Fernand HEIM
     ----------------------
     Name:  Fernand HEIM

Title:  Mandatory
        ---------




TETRAVEN FUND S.A. (i.l.)

By:  /s/ M. Rose DOCK
     ----------------------
     Name:  M. Rose DOCK

Title:  Liquidator
        ----------


By:  /s/ Fernand HEIM
     ----------------------
     Name:  Fernand HEIM

Title:  Mandatory
        ---------



                               Page 8 of 8 pages